Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

VisonWave Holdings, Inc.

We consent to the inclusion in this Registration Statement on AMENDMENT NO. 1 to Form S-1, of our report dated October 15, 2024, which includes an explanatory paragraph regarding the substantial doubt about the Company’s ability to continue as a going concern, related to our audit of consolidated financial statements of VisonWave Holdings, Inc. as of September 30, 2024 and for the period ended from September 3, 2024 (date of inception) to September 30, 2024 which report appears in this Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in the registration statement.

New York, NY

November 12, 2025